Exhibit 99.1

Bonso Electronics Reports Year End Results

HONG KONG, August 22, 2017 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO), a designer and manufacturer of sensor based products, reported its financial results for the fiscal year ended March 31, 2017.

The Company reported a net income of $2.79 million or $0.54 basic income per share (or $0.53 diluted income per share) for the fiscal year ended March 31, 2017, compared to a net income of $2.87 million or $0.55 basic and diluted income per share for the fiscal year ended March 31, 2016. The Company has filed its Annual Report on Form 20-F, which includes its audited financial statements for its fiscal year ended March 31, 2017, with the United States Securities and Exchange Commission (“SEC”).  The Company’s Annual Report is available on the SEC's website at http://www.sec.gov.

Anthony So, the Chief Executive Officer of Bonso, stated, "Our core business of producing electronics products continues to be challenging, with net sales decreasing by 26.8% from $23.9 million for the fiscal year ended March 31, 2016, to $17.5 million for the fiscal year ended March 31, 2017. The loss of a major customer contributes to the challenge; however, we are very focused on product development and increasing cash flow through the rental of unutilized factory facilities. I am very pleased to report that our operations resulted in a net income of approximately $2.79 million for the fiscal year ended March 31, 2017, with $1.35 million generated from leasing out our excess production facilities."

Mr. So stated, “We expect to face increasing cost pressure due to inflation and increased labor costs in the future.   We intend to focus on product development with our existing and new customers, and are optimistic that these efforts will result in expanded demand for our products."

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, health care products and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. Bonso is also beginning the process to redevelop the land upon which its Shenzhen factory was previously located. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as “should,” “intends,” “is subject to,” “expects,” “will,” “continue,” “anticipate,” “estimated,” “projected,” “may,” “I or we believe,” “future prospects,” “our strategy” or similar expressions. Forward-looking statements made in this press release, which relate to the positive impact resulting from the sale of certain land use rights involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

For more information please contact:

Albert So
Chief Financial Officer and Secretary
Tel: 852 2605 5822
Fax: 852 2691 1724
SOURCE Bonso Electronics